EXHIBIT 2.29

TRANSITION SERVICES AGREEMENT

THIS TRANSITION SERVICES AGREEMENT (“Agreement”) is made as of July 1, 2018 (the “Effective Date”) by and between ORION HEALTHCORP, INC., a Delaware corporation (“Orion”), MEDICAL BILLING SERVICES, INC., a Texas corporation, RAND MEDICAL BILLING, INC., a California corporation, RMI PHYSICIAN SERVICES CORP., a Texas corporation, WESTERN SKIES PRACTICE MANAGEMENT, INC., a Colorado corporation, PHYSICIANS PRACTICE PLUS HOLDINGS, LLC, a Delaware limited liability company, PHYSICIAN PRACTICE PLUS, LLC, a Delaware limited liability company, NEMS ACQUISITION, LLC, a Delaware limited liability company, NORTH EAST MEDICAL SOLUTIONS, LLC, a Pennsylvania limited liability company, NEMS WEST VIRGINIA, LLC, a Pennsylvania limited liability company, INTEGRATED PHYSICIAN SOLUTIONS, LLC, a Delaware limited liability company, VEGA MEDICAL PROFESSIONALS LLC, ALLEGIANCE CONSULTING ASSOCIATES LLC, and ALLEGIANCE BILLING & CONSULTING, LLC (collectively, “Orion”), and MEDICAL TRANSCRIPTION BILLING, CORP., a Delaware corporation (“Purchaser”). For purposes of this Agreement, Orion and Purchaser may be collectively referred to as the “Parties.”

RECITALS

WHEREAS, the Parties are party to that certain Asset Purchase Agreement dated as of June 25, 2018 (the “Asset Purchase Agreement”);

WHEREAS, capitalized terms used herein and not defined herein having the meanings set forth in the Asset Purchase Agreement;

WHEREAS, pursuant to the Asset Purchase Agreement, Purchaser has acquired following entry of the Order (I) Approving Asset Purchase Agreement and Authorizing the Sale of Certain of the Debtors Assets; (II) Authorizing the Sale of Assets Free and Clear of All Liens, Claims, Encumbrances and Interests; (III) Authorizing the Assumption, Sale and Assignment of Certain Executory Contracts and Unexpired Leases; and (IV) Granting Related Relief (the “Sale Order”) substantially all of the assets of Orion (the date of the closing of the same is referred to herein as the “Closing”). This Agreement has been approved pursuant to the Sale Order;

WHEREAS, Orion currently occupies the leased real property set forth on Schedule A (together with any other leasehold rights, attachments, appurtenances or other rights or property to which Orion are entitled pursuant to the leases, the “Leased Real Property” or “Facilities”), which it uses in connection with its operation of the Target Business (such activity as conducted by Orion from time to time at the Facilities being herein referred to as the “Permitted Use”);

WHEREAS, Orion currently leases or owns the equipment set forth on Schedule B (the “Leased Equipment”), which it uses in connection with its operation of the Target Business;

WHEREAS, Orion currently receives the services set forth on Schedule C that are used in connection with its operation of the Target Business under contracts with third parties that are not included in the Target Assets (the “Third Party Services”);

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WHEREAS, in order to assist in the orderly transition of the business, and as a condition to the Asset Purchase Agreement, Orion has agreed to enter into this Agreement to allow Purchaser to utilize the Facilities set forth on Schedule A, the Leased Equipment set forth on Schedule B, and to receive the Third Party Services set forth on Schedule C for a limited period of time, not to exceed the Term (as hereinafter defined), and for which Purchaser shall (i) pay Orion dollar-for-dollar for all actual out of pocket costs (including, but not limited to, rent, CAM charges, and utilities) incurred relative to such services from and after Closing, (ii) indemnify Orion for any liability incurred in connection with the provision of the Services, (iii) reimburse Orion for its property and liability insurance, (iv) the Internal Costs (as hereinafter defined) of Orion in providing the Services, and (v) reimburse Orion for certain insurance premiums (property, liability, and directors and officers insurance shall be collectively referred to as “Insurance Coverage”) incurred during the transition period.

NOW THEREFORE, in consideration of the mutual agreements and covenants herein contained, the Parties hereby agree as follows:

1. Services to be Performed; Term; Termination.

(a) In accordance with the terms and provisions of this Agreement, Orion agrees to allow Purchaser to occupy and use the Leased Real Property listed on Schedule A, to use the Leased Equipment listed on Schedule B, and to receive the Third Party Services set forth on Schedule C for the term of this Agreement (collectively referred to as “Services”); provided, however, that Orion shall not be obligated to provide any Services other than those expressly described in this Agreement, the Asset Purchase Agreement, and the attached Schedules, and, provided, further, that, in connection with its providing Services hereunder, (i) Orion shall not be required to cure any defaults under any lease or other Contract, assume any lease or other Contract, or provide adequate assurance to any counterparty to a lease or other Contract; (ii) Orion may reject any lease or other Contract otherwise necessary for the provisions of any Service hereunder at any time during the term of this Agreement if it deems such rejection necessary or appropriate to meet a rejection deadline or otherwise in connection with the Bankruptcy Proceedings; and (iii) Orion shall be excused from performance hereunder to the extent that (x) providing the Services would require Orion curing any defaults, assuming any Contract or providing adequate assurance; (y) providing the Services could violate any Law or Order or result in the breach or violation of any lease or other Contract; or (z) any lease or other Contract otherwise necessary for the performance of any Service is rejected, terminates or expires. Orion is under no obligation to request or obtain any consents, licenses, sublicenses or approvals necessary or desirable to permit Purchaser to occupy and use the Leased Real Property and the Leased Equipment or to receive the Third Party Services, and shall have no obligations or liability of any kind to Purchaser if a particular lease or other Contract is terminated by the lessor or other counterparty to a Contract for any reason or such lessor or counterparty commences an action against Purchaser in connection with the Services. Purchaser shall be free to seek any consent, license, sublicense, or approval necessary or desirable to permit Purchaser to occupy and use the Leased Real Property and the Leased Equipment or to receive the Third Party Services. Orion is only agreeing to (i) pay monthly obligations due and owing under applicable Contracts for the Services as actually paid to Orion by Purchaser monthly in advance as set forth in Section 2, and (iii) remit any excess payment for the Services by the applicable True-up Date as set forth in Section 2. For the avoidance of doubt, Orion shall not be obligated to enforce the Contracts pursuant to which the Services are rendered or to provide or otherwise make available any personnel to monitor or assure that the Services are provided in accordance with such Contracts.

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(b) During the Term (as defined below), until such time as Purchaser has completed the transition of the payment of Integrated Physician Solutions, Inc.’s receivables to Purchaser’s own accounts, Orion shall promptly (and in any event within five (5) business days) remit any cash deposited during such period in any account of Integrated Physicians Solutions, Inc. then controlled by Orion to such account(s) of Purchaser as may be specified in writing by Purchaser at least five (5) business days prior to such remission; provided that Purchaser shall pay on July 15, 2018 the accounts payable to the physician clients of Integrated Physician Solutions, Inc. for all June 2018 collections.

(c) This Agreement shall become effective as of the Effective Date and shall terminate on the earliest of (i) one-hundred (120) days from the Effective Date, (ii) the termination of this Agreement pursuant to Section 1(c) hereof, and (iii) the termination of the Bankruptcy Cases, the conversion of the Bankruptcy Cases from proceedings under chapter 11 of the Bankruptcy Code to proceedings under chapter 7 of the Bankruptcy Code, or the formation of a liquidation trust with respect to Orion’s assets (such period, the “Term”); provided, however, that the Parties may mutually agree to extend the term of this Agreement and seek Bankruptcy Court approval as may be required.

(d) Notwithstanding anything to the contrary contained herein, this Agreement may be terminated, in whole or in part, at any time:

(i) by the mutual written consent of the Parties; or

(ii) by Orion in the event of any material breach or default by Purchaser of any of its obligations under this Agreement and the failure to cure such breach or default within ten (10) days after receipt of written notice from Orion requesting such breach or default to be cured.

(e) As needed from time to time, Orion will provide Purchaser copies of all records (in any format, electronic or otherwise) related to the provision of Services under this Agreement, including, but not limited to, billing and other business related records.

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2. Payment Terms.

In consideration for the Services to be provided by Orion hereunder, Purchaser shall pay to Orion (i) all rent, CAM charges, utilities, taxes and other fees, charges and expenses for use of the Leased Real Property from and after the Closing Date, estimates of which are set forth on Schedule A; (ii) all rent and other fees, charges and expenses for use of the Leased Equipment, estimates of which are set forth on Schedule B; (iii) all fees, charges and expenses for the Third Party Services, estimates of which are set forth on Schedule C; (iv) the premiums and costs for Insurance Coverage from and after the Closing Date through the end of the transition period, as set forth on Schedule D; and (v) the Internal Costs (as hereinafter defined) of Orion in providing the Services. For purposes of this Agreement, “Internal Costs” means an allocated portion of the fully burdened cost (including salary, hourly costs, or overtime costs and benefits) of Orion’s employee(s) who provide the applicable Service, where such allocation is based upon the number of hours each such employee provides Services under this Agreement during the applicable month, and Orion shall provide evidence of such Services provided and hours expended. In addition; promptly (but in any event within fifteen (15) Business Days) after receiving an invoice or other writing evidencing the costs thereof, Purchaser shall reimburse Orion for all of Orion’s out-of-pocket costs incurred relative to the Leased Real Property, Leased Equipment, Third Party Services or Insurance Coverage that is not set forth on Schedules A – D, pro rated as appropriate. Purchaser shall not be obligated to pay for a particular Service in any month if (a) Purchaser is not able to occupy the related Facility, use the related Leased Equipment or receive the Third Party Service for any reason, including the termination of the applicable Contract by the counterparty thereto, so long as such counterparty reimburses Orion for any payment made by Orion in respect of the Services for such month, or (b) Purchaser provides Orion written notice fifteen (15) days prior to the beginning of such month notifying Orion that Purchaser no longer wishes to occupy or use such Facility or Leased Equipment or receive the Third Party Service. The fees for the Services and Insurance Coverage in the amounts set forth on Schedules A – D shall be payable monthly by the 15th of the month immediately preceding the month for which such fees are owed. With respect to the first month of this Agreement, such payment shall be made upon execution of this Agreement, prorated for the period from the Effective Date through the end of such first month. Although estimates for the Services are set forth on Schedules A – D, the Parties acknowledge that these are only estimates, and the Parties agree to a monthly “true-up” for actual amounts invoiced and owed within fifteen (15) days after the end of the month in which the Services are provided (each such date, a “True-up Date”). To the extent that the actual costs and expenses of the Services for any month are less than the estimates set forth on Schedules A-D, Orion shall remit such excess to Purchaser to an account of Purchaser specified by Purchaser to Orion at least five (5) Business Days prior to the applicable True-up Date. To the extent that the actual costs and expenses of the Services for any month are more than the estimates set forth on Schedules A-D, Purchaser shall remit such shortfall to Orion to the account of Orion specified at least five (5) Business Days prior to the applicable True-up Date. Orion shall notify Purchaser in writing as promptly as possible after the end of each month (but in any event within ten (10) Business Days) the actual costs of Services for such month. If Purchaser fails to make any payment stipulated in this Agreement by the date specified herein, Orion may terminate or reject the applicable lease or Contract, and Purchaser shall have no further right to occupy and/or use the Facility or Leased Equipment or receive the Third Party Service covered by that terminated lease or Contract. Purchaser shall additionally be responsible for providing funds to Orion to allow it to pay for all utilities for the Leased Real Property and any sales or other taxes relating to the provision of goods or services received with respect to Services provided hereunder, but not any taxes attributable to or measured by Orion’s net income, if any.

3. Relationship of Parties. The Parties are independent contractors, and neither such Party nor its respective employees or agents will be deemed to be employees or agents of the other Party for any purpose or under any circumstances. No partnership, joint venture, alliance, fiduciary or any relationship other than that of independent contractors is created hereby, expressly or by implication.

4. Compliance with Laws. Each Party will, with respect to its obligations and performance hereunder, comply with all applicable requirements of federal, state and local laws, rules and regulations, including without limitation import and export control, environmental and occupational safety requirements.

5. Covenant of Purchaser Regarding Permitted Use.

(a) Purchaser hereby covenants to Orion that, during the period of time that Purchaser occupies the Facilities or uses the Leased Equipment, Purchaser’s activities will be consistent with the Permitted Use and in compliance with the applicable lease, and during the period of time that Purchaser receives the Third Party Services, it shall comply with the applicable Contract. Purchaser shall permit only its authorized representatives, employees, consultants, contractors, invitees and licensees to use the Facilities.

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(b) Upon Purchaser’s election to cease occupying a Facility or using any Leased Equipment, or upon rejection, termination or expiration of the lease with respect to such Facility or Leased Equipment, or upon the termination of this Agreement, Purchaser shall leave such Leased Equipment and Facility in the same condition (wear and tear excepted) as when this Agreement became effective; provided, however, that in the event that the lease for a Facility specifies otherwise, upon vacating a Facility Purchaser shall deliver over such Facility in such repair and condition (taking into account the date that Purchaser began its occupation of such Facility) as set forth in the lease. Purchaser shall allow Orion and its representatives reasonable access to the Facilities. In addition, Purchaser shall allow the lessor of any lease of a Facility reasonable access to its Facility from time to time as reasonably necessary for the security and maintenance thereof in accordance with past practice and the terms of the lease.

(c) Purchaser shall be liable to Orion under this Agreement for damages, costs and expenses, including legal fees and litigation expenses, resulting from any damage to the Facilities or the Leased Equipment from and after Closing.

(d) Purchaser shall indemnify, defend and hold harmless Orion and their directors, officers, shareholders, employees, agents and controlling persons from and against any and all losses, claims, damages, liabilities, costs and expenses (including any amounts paid in any settlement, legal fees and litigation expenses) (collectively, “Losses”) resulting from any third party demand, claim, lawsuit, action or proceeding arising from and related to Purchaser’s breach of this Agreement, the relevant lease or other Contract related to the Services, use of the Leased Equipment or Facilities or receipt of the Third Party Services.

(e) Orion shall have no liability in contract, tort or otherwise, for or in connection with any Services rendered or to be rendered by Orion pursuant to this Agreement or its actions or inactions in connection with any such Services, to Purchaser, except to the extent that Purchaser suffers a Loss that results from Orion’s gross negligence or willful misconduct in connection with the provision of any such Services. In no event shall Orion be liable for any exemplary, special, indirect, punitive, incidental or consequential losses, damages or expenses.

(f) Purchaser shall pay the full amount of the fees and expenses for Services as provided herein, and shall not setoff, counterclaim or otherwise withhold any amount owed to the Orion under this Agreement or any other agreement on account of any obligation owed by the Orion to Purchaser.

6. Miscellaneous.

(a) Force Majeure. Neither Party will have any liability for damages or delay due to fire, explosion, lightning, power failure or surges, strikes or labor disputes, water or food, acts of God, the elements, war, civil disturbances, acts of civil or military authorities or the public enemy, acts or omissions of communications or other carriers, or any other cause beyond a Party’s reasonable control, whether or not similar to the foregoing, that prevents such Party from materially performing its obligations hereunder.

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(b) Entire Agreement; Modification; Waivers. This Agreement and the Schedules attached hereto constitute the entire agreement between the Parties with respect to the subject matter hereof and shall supersede all previous negotiation, commitments and writings with respect to Services. This Agreement and the Schedules attached hereto may not be altered, modified or amended except by a written instrument signed by the affected Parties. The failure of any Party to require the performance or satisfaction of any term or obligation of this Agreement, or the waiver by any Party of any breach of this Agreement, shall not prevent subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach.

(c) Disclaimer of Warranties. Purchaser acknowledges and agrees that the Services are provided as-is, that Purchaser assumes all risks and liability arising from or relating to their use of and reliance upon the Services and Orion makes no representation or warranty with of any kind, express or implied, with respect thereto. ORION HEREBY EXPRESSLY DISCLAIM ALL REPRESENTATIONS AND WARRANTIES REGARDING THE SERVICES, WHETHER EXPRESS OR IMPLIED, INCLUDING ANY REPRESENTATION OR WARRANTY IN REGARD TO QUALITY, PERFORMANCE, NONINFRINGEMENT, COMMERCIAL UTILITY, MERCHANTABILITY OR FITNESS OF THE SERVICES FOR A PARTICULAR PURPOSE.

(d) Severability. The provisions of this Agreement are severable, and in the event that any one or more provisions are deemed illegal or unenforceable the remaining provisions shall remain in full force and effect unless the deletion of such provision shall cause this Agreement to become materially adverse to either Party, in which event the Parties shall use reasonable commercial efforts to arrive at an accommodation that best preserves for the Parties the benefits and obligations of the illegal or unenforceable provision.

(e) Notices. All notices and other communications hereunder will be in writing and deemed to have been duly given if provided as follows:

If to Orion, to:

Orion Healthcorp, Inc.

3200 Wilcrest, Suite 600

Houston, Texas 77042

Attention: Chief Executive Officer and Chief Restructuring Officer

With a copy to:

Timothy J. Dragelin

FTI Consulting Group

214 N. Tryon Street

Suite 1900

Charlotte, NC 28202

Facsimile: (704) 972-4121

Email: tim.dragelin@fticonsulting.com

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with a copy to:

DLA Piper LLP (US)

1251 Avenue of the Americas

27th Floor

New York, New York 10020

Attention: Thomas Califano, Esq. and Alec Fraser, Esq.

Facsimile: (212) 884-8526

If intended for Purchaser:

Medical Transcription Billing, Corp.

7 Clyde Road

Somerset, NJ 08873

Attention: Shruti Patel, General Counsel

spatel@mtbc.com

Facsimile: 732.227.8575

with a copy (that will not constitute notice) to:

Bryan Cave Leighton Paisner LLP

Keith Miles Aurzada

2200 Ross Avenue

Suite 3300

Dallas, TX 75201

keith.aurzada@bclplaw.com

Attention: Keith Miles Aurzada

(f) Survival of Obligations. The respective obligations of the Parties set forth in Sections 2, 5 and this 6 shall survive expiration or termination of this Agreement for any reason.

(g) No Third Party Beneficiary. This Agreement is made solely for the benefit of Purchaser and Orion and their respective successors and assigns, and no other person shall have any right, benefit, or interest under or because of this Agreement except as otherwise specifically provided herein. For the avoidance of doubt, this Agreement shall not confer any rights on any lessor of Leased Real Property or Leased Equipment, including any right to seek payment of rent directly from Purchaser.

(h) No Assignment. Neither Party may assign this Agreement or any rights or obligations hereunder without the consent of the other Party.

(i) Title and Headings. Titles and headings to sections herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

(j) Counterparts. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each Principal Party, and delivered to the other signatories, it being understood that all signatories need not sign the same counterpart. In the event that any signature is delivered by e-mail transmission, such signature shall create a valid and binding obligation of the entity executing (or on whose behalf such signature is executed) with the same force and effect as if such e-mail signature page were an original thereof.

(k) Governing Law. This Agreement and the rights and obligations hereunder of each of the Parties shall be governed by and interpreted, determined, and enforced in accordance with the internal laws of the State of New York, without giving effect to principles of conflicts of laws. The Parties agree that the Bankruptcy Court shall retain exclusive jurisdiction to resolve any controversy or claim arising out of or relating to this Agreement or the implementation or breach hereof.

[Signature page follows]

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IN WITNESS WHEREOF, each of Orion and Purchaser has caused this Agreement to be duly executed on its behalf by its duly authorized officer as of the date first written above.

PURCHASER:

MEDICAL TRANSCRIPTION BILLING, CORP.

By:	/s/ Stephen Snyder
Name:	Stephen Snyder
Title:	Chief Executive Officer

TRANSITION SERVICES AGREEMENT – SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement, as of the day and year first above written.

SELLERS:

ORION HEALTHCORP, INC.		MEDICAL BILLING SERVICES, INC.

By:	/s/ Timothy Dragelin	By:	/s/ Timothy Dragelin
Name:	Timothy Dragelin	Name:	Timothy Dragelin
Title:	Chief Restructuring Officer	Title:	Chief Restructuring Officer

RAND MEDICAL BILLING, INC.		RMI PHYSICIAN SERVICES CORPORATION

By:	/s/ Timothy Dragelin	By:	/s/ Timothy Dragelin
Name:	Timothy Dragelin	Name:	Timothy Dragelin
Title:	Chief Restructuring Officer	Title:	Chief Restructuring Officer

WESTERN SKIES PRACTICE MANAGEMENT, INC.		PHYSICIANS PRACTICE PLUS HOLDINGS, LLC

By:	/s/ Timothy Dragelin	By:	/s/ Timothy Dragelin
Name:	Timothy Dragelin	Name:	Timothy Dragelin
Title:	Chief Restructuring Officer	Title:	Chief Restructuring Officer

PHYSICIANS PRACTICE PLUS LLC		NEMS ACQUISITION LLC

By:	/s/ Timothy Dragelin	By:	/s/ Timothy Dragelin
Name:	Timothy Dragelin	Name:	Timothy Dragelin
Title:	Chief Restructuring Officer	Title:	Chief Restructuring Officer

NORTHEAST MEDICAL SOLUTIONS, LLC		NEMS WEST VIRGINIA, LLC

By:	/s/ Timothy Dragelin	By:	/s/ Timothy Dragelin
Name:	Timothy Dragelin	Name:	Timothy Dragelin
Title:	Chief Restructuring Officer	Title:	Chief Restructuring Officer

INTEGRATED PHYSICIAN SOLUTIONS, INC.		VEGA MEDICAL PROFESSIONALS, LLC

By:	/s/ Timothy Dragelin	By:	/s/ Timothy Dragelin
Name:	Timothy Dragelin	Name:	Timothy Dragelin
Title:	Chief Restructuring Officer	Title:	Chief Restructuring Officer

ALLEGIANCE CONSULTING ASSOCIATES, LLC		ALLEGIANCE BILLING & CONSULTING, LLC

By:	/s/ Timothy Dragelin	By:	/s/ Timothy Dragelin
Name:	Timothy Dragelin	Name:	Timothy Dragelin
Title:	Chief Restructuring Officer	Title:	Chief Restructuring Officer

Transition Services Agreement – Signature Page